September 25, 2025

E. Will Gray II
Chief Executive Officer
New Era Energy & Digital, Inc.
4501 Santa Rosa Drive
Midland, TX 79707

        Re: New Era Energy & Digital, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed August 18, 2025
            File No. 001-42433
Dear E. Will Gray II:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:    Alexandria E. Kane, Esq.